Modified Reorganization Agreement


     It is our understanding that the Reorganization Transaction will occur as follows:

     1. The OLM Shareholders will transfer 100% of their holdings of OLM to OLMC, a Cayman Islands company formed for the purpose of acquiring shares of the OLMC Shareholders. In consideration for such transfer, the OLM Shareholders will be issued 66,000,000 shares by OLMC in consideration for such OLM shares (the OLM-OLMC Reorganization).

     2. Immediately following the OLM-OLMC Reorganization, Waterbury Resources will acquire 100% of OLMC in exchange for 66,000,000 shares of Waterbury issued to the OLMC Shareholders, thereby making OLMC its wholly owned subsidiary. (The Waterbury-OLMC Reorganization).

     3. As a condition to the closing of the Waterbury-OLMC Reorganization, Waterbury will complete a financing of not less than $2,300,000 that will be closed into an escrow controlled by the Placement Agent (the "Financing").

     4. Upon notification of the completion of the Financing, OLM will immediately apply for licensing to conduct it business under the newly Reorganized entity. Upon receipt of approval of such licensing, the escrowed funds raised in the Financing will be released. Simultaneous with the Closing, Waterbury will (i) forward split its shares so that the total share outstanding following the Financing, but before issuance to the OLMC Shareholders in the Waterbury OLMC Reorganization will be 14,000,000 and (ii) G/O International, the parent of Waterbury will distribute shares of Waterbury it holds to an escrow agent who will hold such shares for the benefit of the G/O International Shareholders, until such distribution is registered under either the 33 or the 34 Act.


     The prior terms and agreements will be the same, including options granted on shares of affiliated companies.

DATED: March 9, 2001

Beijing Orient LegendMaker Software Development Co., Ltd.

By: /s/
Its President

OLM SHAREHOLDERS
/s/


G/O International, Inc., a Colorado corporation

By: /s/ John L. Burns
John L.  Burns
Its President


Waterbury Resources Inc., a Cayman Islands corporation

By: /s/ Peter Anderson
Peter Anderson
Its Director